UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934.

Commission File Number: 001-15577

Qwest Communications International Inc.

(Exact name of registrant as specified in its charter)

100 CenturyLink Drive

Monroe, Louisiana 71203

(318) 388-9000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guarantees of Qwest Capital Funding, Inc. (“QCF”) 6.5% Notes due 2018

Guarantees of QCF 7.625% Notes due 2021

Guarantees of QCF 6.875% Notes due 2028

Guarantees of QCF 7.75% Notes due 2031

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:

Guarantees of QCF 6.5% Notes due 2018: 50

Guarantees of QCF 7.625% Notes due 2021: 38

Guarantees of QCF 6.875% Notes due 2028: 51

Guarantees of QCF 7.75% Notes due 2031: 45

(in each case based on the number of holders of record on the underlying notes)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Qwest Communications International Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Qwest Communications International Inc.

By:	/s/ Stacey W. Goff
Stacey W. Goff
Executive Vice President,
General Counsel and Assistant Secretary

Date: January 21, 2014